SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	October	2005
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	Material Change Report, dated October 27, 2005

This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and (ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

DOCUMENT 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Research In Motion Limited (the “Company” or “RIM”)

295 Phillip Street

Waterloo, Ontario

N2L 3W8

2.	Date of Material Change

October 21, 2005 and October 26, 2005

3.	News Release

News releases were issued in Waterloo, Ontario on October 21, 2005 and October 26, 2005 through the newswire services of CCN Matthews and BusinessWire, and are annexed hereto respectively as Schedules “A” and “B”.

4.	Summary of Material Change

On October 21, 2005, RIM announced that the U.S. Court of Appeals for the Federal Circuit ("Federal Circuit") had issued a ruling that day in the patent litigation between RIM and NTP, Inc. ("NTP"). The Federal Circuit denied RIM's motion to stay further proceedings in the case until the U.S. Supreme Court (“Supreme Court”) decides whether it will accept an appeal of the decision in this case.

On October 26, 2005, RIM announced that the Supreme Court issued a ruling that day in the patent litigation between RIM and NTP. The Supreme Court denied RIM's motion to stay further proceedings in the case until the Supreme Court decides whether it will accept an appeal of the decision in this case.

5.	Full Description of Material Change

On October 21, 2005, RIM announced that the Federal Circuit issued a ruling that day in the patent litigation between RIM and NTP. The Federal Circuit denied RIM's motion to stay further proceedings in the case until the Supreme Court decides whether it will accept an appeal of the decision in this case.

The Federal Circuit decision of August 2, 2005 vacated the injunction and damages award originally entered as a result of the District Court trial in 2002 and remanded the case to the District Court for further proceedings. The Federal Circuit decision also reversed or vacated the infringement finding on 9 of the 16 litigated patent claims.

On October 26, 2005, RIM announced that the Supreme Court issued a ruling that day in the patent litigation between RIM and NTP. The Supreme Court denied RIM's motion to stay further proceedings in the case until the Supreme Court decides whether it will accept an appeal of the decision in this case.

The Supreme Court was not asked to, and did not decide, whether it ultimately will accept an appeal of the decision in this case. Rather, the Supreme Court merely decided that it would follow its normal course of allowing the District Court to decide whether and to what extent to continue the litigation in light of all relevant circumstances, including the prospect that the Supreme Court may decide to hear the case. The process by which the Supreme Court will decide whether to hear the case is expected to occur over the next few months. While further review by the Supreme Court is generally uncommon, RIM continues to believe this case raises significant national and international issues warranting further appellate review.

During the upcoming proceedings, the District Court will be asked to decide a variety of matters relating to the litigation including the enforcement of the settlement agreement announced by the parties on March 16, 2005, the impact of the Patent Office re-examinations of the NTP patents on the litigation, and the further proceedings ordered by the Federal Circuit in its August 2, 2005 ruling. RIM also expects NTP to ask the District Court to enter a new injunction prohibiting RIM from providing BlackBerry service and from using, selling, manufacturing or importing its handhelds and software in the United States. RIM expects the District Court will schedule briefings or hearings prior to deciding each of these matters. While RIM maintains that an injunction is inappropriate given the facts of the case and substantial doubts raised subsequent to trial as to the validity of the patents in question, it ultimately will be up to the Courts to decide these matters and there can never be an assurance of a favorable outcome in any litigation. If a further injunction is granted to NTP and RIM is not able to promptly vacate, stay or overturn the injunction, provide services or products outside the scope of the NTP patents, or conclude a license with NTP on reasonable terms: (a) RIM may be unable to continue to export or make available for sale its wireless handhelds and software into the United States and/or make available BlackBerry service to users in the United States, which is the largest market for RIM's products and services; and (b) the Company may have to terminate the contractual arrangements with its customers, carriers and resellers in the United States, and the Company could be subject to claims for any losses incurred or claims against such customers, carriers and resellers.

The next step in the litigation is expected to be a scheduling conference between the parties and the District Court within the next few weeks to begin discussing the subject and timing of further briefings, hearings and other proceedings relating to all matters under consideration, including any potential motion for an injunction that NTP may decide to file.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts have been omitted from this report.

8.	Executive Officer

For further information, please contact Dennis Kavelman – Chief Financial Officer of the Company at (519) 888-7465.

9.	Date of Report

Dated at Waterloo, Ontario, this 27th day of October, 2005.

SCHEDULE “A”

October 21, 2005

FOR IMMEDIATE RELEASE

RIM Provides Update on NTP Litigation

Waterloo, ON – The U.S. Court of Appeals for the Federal Circuit ("Federal Circuit") issued a ruling today in the patent litigation between Research In Motion Limited ("RIM") (Nasdaq: RIMM; TSX: RIM) and NTP, Inc. ("NTP"). The Federal Circuit denied RIM's motion to stay further proceedings in the case until the U.S. Supreme Court decides whether it will accept an appeal of the decision in this case.

The Federal Circuit issued its ruling today and remanded the case to the District Court for further proceedings based on the Federal Circuit's decision of August 2, 2005. The Federal Circuit has now reversed or vacated the infringement finding on 9 of the 16 litigated patent claims and has vacated the damages award and injunction originally entered as a result of the District Court trial in 2002.

RIM expects the District Court will decide all matters relating to the enforcement of the settlement agreement announced by the parties on March 16, 2005, the impact of the Patent Office re-examinations of the NTP patents on the litigation, and the further proceedings ordered by the Federal Circuit in its August 2, 2005 ruling. RIM also expects that NTP will imminently file a new motion asking the District Court to enter an injunction prohibiting RIM from providing BlackBerry service and from using, selling, manufacturing or importing its handhelds and software in the United States. While RIM maintains that an injunction is inappropriate given the facts of the case and substantial doubts raised subsequent to trial as to the validity of the patents in question, it ultimately will be up to the Courts to decide these matters and there can never be an assurance of a favorable outcome in any litigation.

In addition, RIM will ask the Supreme Court to suspend the court proceedings while RIM seeks Supreme Court review of the case. While further review by the Supreme Court is generally uncommon, RIM continues to believe this case raises significant national and international issues warranting further appellate review.

All of the NTP patent claims have now been rejected by the Patent Office in its initial rulings in re-examination proceedings, based in part on prior art not considered in the District Court trial in 2002.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information visit www.rim.com or www.blackberry.com.

###

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to RIM's plans and expectations regarding its dispute with NTP. Forward- looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Such forward-looking statements are subject to a number of risks and uncertainties, including, in particular, the inherent uncertainty regarding the outcome of any litigation, and the risks and uncertainties and potential outcomes that are described in the risk factor titled "The Company May Infringe on the Intellectual Property Rights of Others" in the "Risk Factors" section of RIM's Annual Information Form for fiscal 2005, which is included in its Annual Report on Form 40-F for fiscal 2005 (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SCHEDULE “B”

October 26, 2005

FOR IMMEDIATE RELEASE

RIM Provides Update on NTP Litigation

Waterloo, ON – The U.S. Supreme Court issued a ruling today in the patent litigation between Research In Motion Limited ("RIM") (Nasdaq: RIMM; TSX: RIM) and NTP, Inc. ("NTP"). The Supreme Court denied RIM's motion to stay further proceedings in the case until the U.S. Supreme Court decides whether it will accept an appeal of the decision in this case. The Supreme Court was not asked to, and did not decide, whether it ultimately will accept an appeal of the decision in this case. Rather, the Supreme Court merely decided that it would follow its normal course of allowing the District Court to decide whether and to what extent to continue the litigation in light of all relevant circumstances, including the prospect that the Supreme Court may decide to hear the case. The process by which the Supreme Court will decide whether to hear the case is expected to occur over the next few months. While further review by the Supreme Court is generally uncommon, RIM continues to believe this case raises significant national and international issues warranting further appellate review.

The Federal Circuit decision of August 2, 2005 vacated the injunction and damages award originally entered as a result of the District Court trial in 2002 and remanded the case to the District Court for further proceedings. The Federal Circuit decision also reversed or vacated the infringement finding on 9 of the 16 litigated patent claims.

During the upcoming proceedings, the District Court will be asked to decide a variety of matters relating to the litigation including the enforcement of the settlement agreement announced by the parties on March 16, 2005, the impact of the Patent Office re-examinations of the NTP patents on the litigation and the impact of the further proceedings ordered by the Federal Circuit in its August 2, 2005 ruling. RIM also expects NTP to ask the District Court to enter a new injunction prohibiting RIM from providing BlackBerry service and from using, selling, manufacturing or importing its handhelds and software in the United States. RIM expects the District Court will schedule briefings or hearings prior to deciding each of these matters. While RIM maintains that an injunction is inappropriate given the facts of the case and substantial doubts raised subsequent to trial as to the validity of the patents in question, it ultimately will be up to the courts to decide these matters and there can never be an assurance of a favorable outcome in any litigation.

The next step in the litigation is expected to be a scheduling conference between the parties and the District Court within the next few weeks to begin discussing the subject and timing of further briefings, hearings and other proceedings relating to all matters under consideration, including any potential motion for an injunction that NTP may decide to file.

All of the NTP patent claims have now been rejected by the Patent Office in its initial rulings in re-examination proceedings, based in part on prior art not considered in the District Court trial in 2002.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information visit www.rim.com or www.blackberry.com.

###

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to RIM's plans and expectations regarding its dispute with NTP. Forward- looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Such forward-looking statements are subject to a number of risks and uncertainties, including, in particular, the inherent uncertainty regarding the outcome of any litigation, and the risks and uncertainties and potential outcomes that are described in the risk factor titled "The Company May Infringe on the Intellectual Property Rights of Others" in the "Risk Factors" section of RIM's Annual Information Form for fiscal 2005, which is included in its Annual Report on Form 40-F for fiscal 2005 (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)

Date:	October 27, 2005	By:	/s/ Dennis Kavelman
Name: Dennis Kavelman Title: Chief Financial Officer